EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
OF THE
RESTATED CERTIFICATE OF INCORPORATION
OF BARNES GROUP INC.

Barnes Group Inc., a Delaware corporation (the “Corporation”) does hereby certify:

FIRST: The Board of Directors of the Corporation approved and adopted the following resolution for amending the Corporation's Restated Certificate of Incorporation declaring it advisable:

RESOLVED,
that the Board hereby proposes and deems advisable the following amendment to Article ELEVENTH of the Restated Certificate of Incorporation (the “Voting Amendment”) and that the Voting Amendment be voted on by the stockholders of the Company at the 2013 annual meeting for their consideration and approval:

ELEVENTH:    Notwithstanding the provisions of paragraph (a) of Article NINTH of this Certificate of Incorporation and any provision of the By-Laws of the corporation, no amendment to this Certificate of Incorporation or to the By-Laws shall amend, alter, change or repeal any of the provisions of Sections 2, 3, 8 or 9 of Article II of the By-Laws or of this Article ELEVENTH unless adopted by the affirmative vote of the holders of not less than a majority of the outstanding shares of stock of the corporation entitled to vote in elections of directors, considered for purposes of this Article ELEVENTH as one class.

SECOND: This Amendment of the Restated Certificate of Incorporation was approved by the stockholders of the Corporation at a meeting in accordance with Section 242 of the General Corporation Law of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Restated Certificate of Incorporation to be executed by a duly authorized officer this 3rd day of May, 2013.

BARNES GROUP INC.

By:	/s/ CLAUDIA S. TOUSSAINT
Name: Claudia S. Toussaint Title: Senior Vice President, General Counsel and Secretary